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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE TO
                                  (RULE 13E-4)

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                  ZONAGEN, INC.
                    ---------------------------------------
                       (NAME OF SUBJECT COMPANY (ISSUER))


                                  ZONAGEN, INC.
                    ---------------------------------------
                 (Names of Filing Persons (offeror and issuer))

                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   98975L 10 8
                                   -----------
                      (CUSIP Number of Class of Securities)

                               Joseph S. Podolski
                      President and Chief Executive Officer
                                  Zonagen, Inc.
                        2408 Timberloch Place, Suite B-10
                           The Woodlands, Texas 77380
                                 (281) 719-3400
                    (Name, address, and telephone numbers of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                    Copy to:

                                Jeffrey R. Harder
                                Andrews Kurth LLP
                     10001 Woodloch Forest Drive, Suite 200
                           The Woodlands, Texas 77380
                                 (713) 220-4801

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  [ ] third-party tender offer subject to Rule 14d-1.
                  [X] issuer tender offer subject to Rule 13e-4.
                  [X] going-private transaction subject to Rule 13e-3.
                  [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [ ]

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ITEM 12.          EXHIBITS.

         (a)(1) Press Release Issued on October 17, 2003 Announcing Proposed Tender Offer.


                                       2

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                                  EXHIBIT INDEX


 Exhibit
 Number                               Description
 -------                              -----------

  (a)(1) Press Release Issued on October 17, 2003 Announcing Proposed Tender Offer.


                                       3